Exhibit 99.1

Otonomo Announces Third Quarter 2022 Results

November 16, 2022

HERZLIYA, Israel and SAN FRANCISCO, Nov. 16, 2022 (GLOBE NEWSWIRE) -- Otonomo Technologies Ltd. (Nasdaq: OTMO), the platform powering the mobility economy, today announced its financial results for the quarter ended September 30, 2022.

Third Quarter 2022 Financial Results:

●	Revenue for the third quarter 2022 was $2.0 million compared to $0.2 million for the third quarter 2021.

●
GAAP operating loss for the third quarter 2022 was $37.0 million, including an impairment charge of $26.3 million for writing off all Goodwill and Intangible assets related to acquisitions made in the past, compared to $0 million for the third quarter 2021.

●	Non-GAAP operating loss* for the third quarter 2022 was $13.4 million compared to a non-GAAP operating loss of $9.1 million for the third quarter 2021.

●	Cash and cash equivalents, short term investments, restricted cash and long-term deposits as of September 30, 2022, were $155.5 million.

* For a definition of non-GAAP operating loss and a reconciliation of such non-GAAP financial measure to the most directly comparable GAAP financial measure, please see “Use of non-GAAP Financial Information” and “Reconciliation of GAAP to non-GAAP Financial Information.”

Third Quarter 2022 Business Highlights:

●	Recurring revenue for the third quarter 2022 grew by 24% quarter over quarter and reflects 83% of Otonomo’s revenue for the third quarter 2022.

●	Bookings* for the third quarter grew by 4% quarter over quarter to $2.2 million of which 90% is recurring revenues.

●	Backlog** as of September 30, 2022 was $4.8 million.

●	Annual Recurring Revenue (“ARR”) was $6.7 million, an increase of 11% quarter over quarter.

●	Otonomo added 19 new customer agreements in Q3 2022.

Management’s Remarks

“The third quarter reflected significant and steady progress in our core business of fleet and insurance,” said Ben Volkow, Chief Executive Officer at Otonomo. “Ourfleet customers realize the power of software-defined telematics and the value that our automation brings to their operations. We grew the number of fleet vehicles on the Otonomo platform by 4.5X in Q3. Our insurance businesshas received very positive market feedback with the launch of FloowFusion that merges connected vehicle data with mobile phone data.”

“We continue to see momentum in our sales around key performance indicators with an increase in bookings, backlog and recurring revenue. Our go-to-market team continues to show strong results in pipeline and deal volumes,” Ben Volkow concluded.

Conference Call Details

Otonomo’s management will host a conference call to discuss its third quarter 2022 financial results today, Wednesday, November 16, 2022, at 8:30 a.m. Eastern Time.

Management team members on the call will include Ben Volkow, CEO, Director & Co-Founder and Bonnie Moav, CFO.

Otonomo encourages participants to pre-register for the conference call here.

Participants can choose to view the session via a live webcast from this link, which can also be found on the Otonomo website here.

Participants can also choose to call in. They will receive a unique dial-in number upon registration, which will enable immediate access on the day of the call.

Please place your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

U.S. Toll-Free: 1-833-630-1956
International: 1-412-317-1837

Participants may pre-register at any time, including up to and after the call start time.

The conference call will begin at:

-	8:30 a.m. Eastern Time

-	5:30 a.m. Pacific Time

-	3:30 p.m. Israel Time

A replay of the conference call will be available from November 16, 2022 at 12:00 p.m. Eastern Time on Otonomo’s website at https://investors.otonomo.io/news-events/events.

*Bookings: Total value of contract that was committed during the reporting quarter over the full term of the contract.

**Backlog: Secured future revenue as of end of quarter.

About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services and is making mobility more accessible, equitable, sustainable and safe. With Otonomo, over 100 providers in the transportation, mobility, insurance, and automotive industries are finally able to harness mobility data and insights and transform them into strategic assets and market advantages.

Our partners gain access to the broadest, most diverse, range of data from connected vehicles, mobile phones, public transport, EV infrastructure, and MaaS with just one contract and one API. Vehicle and multimodal mobility data is reshaped and enriched to provide deep visibility and actionable insights and empower planning, deployment, and operations.

Architected with privacy and security by design, our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide.

Otonomo has an R&D center in each of Israel and the UK, and also has a presence in the United States and Europe.

More information is available at otonomo.io

Otonomo on Social Media

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Use of Non-GAAP Financial Measure

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Otonomo uses non-GAAP measures of operating loss, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and depreciation, contingent liability income related to The Floow acquisition and impairment of intangible assets and goodwill. Otonomo’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Otonomo’s ongoing core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo, the anticipated technological capability of Otonomo, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words “ believe,”“ project,”“ expect,”
“ anticipate,”“ estimate,”“ intend,”“ strategy,”“ future,”“ opportunity,”“ plan,”“ may,”“ should,”“ will,” “ would,”“ will be,”“ will continue,”“ will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, the ability to successfully integrate Neura and The Floow, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s annual report on Form 20-F filed with the SEC on March 31, 2022 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

For additional information, please contact:

Investor Relations Contact:	Company Contact:
Miri Segal	Juliet McGinnis
MS-IR LLC	Senior Director of Communications
+1 (917)-607-8654 msegal@ms-ir.com	press@otonomo.io

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED BALANCE SHEET

(in $ thousands)

	September 30 2022	December 31 2021
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents, short-term investments, and restricted cash	129,304	208,079
Account receivables and other receivables	4,630	3,760
Total current assets	133,934	211,839
Non-current assets
Long term deposits	26,238	-
Other long-term assets	381	254
Property, equipment, and operating lease right-of-use assets, net	3,403	725
Goodwill and intangible assets, net	-	46,621
Total non-current assets	30,022	47,600
Total assets	163,956	259,439
Liabilities and Shareholders’ Equity
Current liabilities
Account payables, other payables, and other short-term liabilities	14,603	8,717
Deferred revenue	419	35
Total current liabilities	15,022	8,752
Non-current liabilities
Long-term liabilities, less current portion	2,708	-
Warrants for ordinary shares	258	1,924
Total non-current liabilities	2,966	1,924
Shareholders’ equity	145,968	248,763
Total liabilities and shareholders’ equity	163,956	259,439

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS

(in $ thousands)

	Three-months ended September 30,		Nine-months ended September 30,
	2022	2021	2022	2021
	Unaudited		Unaudited
Revenue	1,965	161	4,916	657

Costs and operating expenses:
Cost of services	1,002	230	2,343	653
Cloud infrastructure	1,342	786	3,834	1,739
Research and development	5,750	2,902	16,406	7,285
Sales and marketing	5,398	2,449	15,901	5,131
General and administrative	4,417	3,667	15,489	5,563
Contingent consideration income	(6,191)	-	(7,732)	-
Impairment of goodwill and intangible assets	26,256	-	72,041	98
Depreciation and amortization	955	34	2,683	-
Total costs and operating expenses	38,929	10,068	120,965	20,469
Operating loss	(36,964)	(9,907)	(116,049)	(19,812)

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(in $ thousands)

	Three-months ended September 30,		Nine-months ended September 30,
	2022	2021	2022	2021
	Unaudited		Unaudited
GAAP Operating Loss	(36,964)	(9,907)	(116,049)	(19,812)

Adjustments:
Share-based compensation (1)	2,571	775	7,452	1,822
Contingent consideration income	(6,191)	-	(7,732)	-
Impairment of Goodwill and intangible assets	26,256	-	72,041	-
Amortization and depreciation (2)	955	34	2,683	98
Non-GAAP total adjustments	23,591	809	74,444	1,920
Non-GAAP operating Loss	(13,373)	(9,098)	(41,605)	(17,892)

(1)	Share-based compensation

Cost of Revenue	25	-	38	-
Research and development	554	245	1,693	778
Sales and marketing	764	80	2,230	280
General and administrative	1,228	450	3,491	764
	2,571	775	7,452	1,822

(2)	Amortization and depreciation

Amortization of intangible assets	872	-	2,489	-
Depreciation of property and equipment	83	34	194	98
	955	34	2,683	98